SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 03 August 2012

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland
Bank of Ireland announces the strengthening of its long term financial services partnership with the UK Post Office

3 AUGUST 2012

Bank of Ireland (the "Bank") and Post Office Limited ("Post Office") have signed definitive agreements which will enhance the financial services business which they launched in 2004.  The relationship with the Post Office which underpins our UK strategy provides UK consumers with a broad range of Post Office branded products including savings accounts, mortgages, motor, home and life insurance and credit cards and has over 2.8 million customers.  Under the agreements, the relationship will move to a direct Bank / Post Office relationship with the Post Office continuing to be primarily responsible for product sales and marketing and Bank of Ireland continuing to be primarily responsible for product development and delivery.  In addition, certain amendments will be made to Post Office commission rates and the contract term will be extended to a minimum of 2023.

As a consequence of the transition to a direct Bank / Post Office model, the Bank's UK subsidiary will purchase the Post Office's shareholding in Midasgrange Limited, the current joint venture company, for a cash consideration of circa £3m.  These new arrangements are expected to become effective in September 2012.

The Bank's broader relationship with the Post Office which also includes a large fleet of ATMs and our successful joint venture, that provides retail foreign exchange services throughout the Post Office network, will be further enhanced by today's announcement.

Ends

For further information please contact:

Bank of Ireland
Andrew Keating	Group Chief Financial Officer	+353 (0)76 623 5141
Tony Joyce	Head of Group Investor Relations	+353 (0)76 623 4729
Dan Loughrey	Head of Group Communications	+353 (0)76 623 4770

Forward Looking Statement
This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's (the Group) plans and its current goals and expectations relating to its future financial condition and performance, the markets in which it operates, and its future capital requirements. These forward looking statements can be identified by the fact that they do not relate only to historical or current facts. Generally, but not always, words such as ''may,'' ''could,'' ''should,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''assume,'' ''believe,'' ''plan,'' ''seek,'' ''continue,'' ''target,'' ''goal,'' ''would'', or their negative variations or similar expressions identify forward looking statements. Examples of forward looking statements include among others, statements regarding the Group's near term and longer term future capital requirements and ratios, level of ownership of the Irish Government, loan to deposit ratios, expected Impairment charges, the level of the Group's assets, the Group's financial position, future income, business strategy, projected costs, margins, future payment of dividends, the implementation of changes in respect of certain of the Group's defined benefit pension schemes, estimates of capital expenditures, discussions with Irish, UK, European and other regulators and plans and objectives for future operations.

Such forward looking statements are inherently subject to risks and uncertainties, and hence actual results may differ materially from those expressed or implied by such forward looking statements. Such risks and uncertainties include, but are not limited to, the following:  concerns on sovereign debt and financial uncertainties in the EU and in member countries and the potential effects of those uncertainties on the Group;  general economic conditions in Ireland, the United Kingdom and the other markets in which the Group operates; the ability of the Group to generate additional liquidity and capital as required; the effects of the 2011 PCAR, the 2012 PCAR, the 2011 PLAR and the deleveraging reviews conducted by the Central Bank; property market conditions in Ireland and the UK; the potential exposure of the Group to various types of market risks, such as interest rate risk, foreign exchange rate risk, credit risk and commodity price risk;  the implementation of the Irish Government's austerity measures relating to the financial support package from the EU / IMF;  the availability of customer deposits to fund the Group's loan portfolio; the outcome of the Group's participation in the ELG Scheme; the performance and volatility of international capital markets; the effects of the Irish Government's stockholding in the Group (through the NPRFC) and possible increases in the level of such stockholding;  the impact of further downgrades in the Group's and the Irish Government's credit rating; changes in the Irish banking system; changes in applicable laws, regulations and taxes in jurisdictions in which the Group operates particularly banking regulation by the Irish Government; the outcome of any legal claims brought against the Group by third parties; development and implementation of the Group's strategy, including the Group's deleveraging plan, competition for customer deposits and the Group's ability to achieve estimated net interest margins and cost reductions; and the Group's ability to address information technology issues.

Nothing in this document should be considered to be a forecast of future profitability or financial position and none of the information in this document is or is intended to be a profit forecast or profit estimate. Any forward looking statements speak only as at the date they are made. The Group does not undertake to release publicly any revision to these forward looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents filed or submitted or may file or submit to the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 03 August 2012